Trizec Properties, Inc.
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                                 August 5, 2002


VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: David Ritenour

Re:      Trizec Properties, Inc.
         Registration Statement on Form S-11
         File No. 333-90886 (the "Registration Statement")

Ladies and Gentlemen:

     Trizec Properties, Inc. (the "Company") hereby requests the withdrawal of the above-referenced Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on June 20, 2002 and relates to a secondary offering of shares of the Company's common stock, par value $0.01 per share ("Common Stock"), underlying the Company's exchange certificates ("Exchange Certificates").

     In accordance with the terms of the Exchange Certificates, if any Exchange Certificates remain outstanding upon their expiration at the close of business on August 5, 2002, the shares of the Common Stock underlying such expired Exchange Certificates will be sold on behalf of the Exchange Certificate holders. Given the number of Exchange Certificates currently outstanding, it will not be necessary to conduct a registered offering of the shares of Common Stock underlying expired Exchange Certificates.

     No securities were issued or sold pursuant to the Registration Statement. The Registration Statement has not been declared effective by the Commission.

     If you have any questions regarding this request for withdrawal, please do not hesitate to contact Michael Benjamin of Shearman & Sterling at (212) 848-7658.

                                               Very truly yours,

                                               TRIZEC PROPERTIES, INC.

                                                       /s/ Gregory Hanson
                                                      -------------------------
                                               By:      Gregory Hanson
                                               Title:   Chief Financial Officer


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